Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4

ITEM 2 Date of Material Change

April 9, 2007

ITEM 3 News Release

News Release dated April 9, 2007 was issued and disseminated on April 9, 2007 through the services of CCN Matthews and filed that same date on SEDAR.

ITEM 4 Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced a change to its Board of Directors and termination of public financing.

ITEM 5 Full Description of Material Change

ViRexx announced that Mr. Peter Smetek of Houston, Texas and Mr. Michael Marcus of Austin, Texas, have been appointed to the Board of Directors to fill the two vacancies left by the death of Dr. Noujaim on July 2, 2006 and the February 15, 2007 resignation of Mr. Marcus. Mr. Douglas Gilpin has resigned as Chairman of the Board but will remain as Chairman of the Audit Committee and the Corporate Governance Committee. The Board of Directors has appointed Mr. Smetek as Chairman of the Board effective immediately.

The Board of Directors and the group of shareholders who filed the Schedule 13D dated February 12, 2007 have reached a settlement and as a result the public financing announced January 29, 2007 will not proceed.

ITEM 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7 Omitted Information

Not Applicable

ITEM 8 Executive Officer

Dr. D. Lorne Tyrrell
Chief Executive Officer
Phone: (780) 433-4411

ITEM 9 Date of Report

April 17, 2007